RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

24 June 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

08003548

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. General Announcement - Twenty-Eighth Annual General Meeting.

2. Six copies of the Announcements made by the Company pertaining to the Notice of Shares Buy Back – Immediate Announcement.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

7/2

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON on 23/06/2008 08:24:49 AM
Ownership transfer to RESORTS WORLD on 23/06/2008 08:25:03 AM
Submitted by RESORTS WORLD on 23/06/2008 05:22:37 PM
Reference No RW-080623-245B6
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	RESORTS WORLD BHD ("RWB" or "the Company") - Twenty-Eighth Annual General Meeting ("28th AGM")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors of RWB is pleased to inform that the shareholders of RWB have at the 28th AGM of the Company held on Monday, 23 June 2008 approved all the resolutions under Ordinary and Special Businesses as set out in the Notice of the 28th AGM contained in the Annual Report for Year 2007.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. : 2-3229

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by RESORTS WORLD - COMMON on 16/06/2008 05:40:11 PM
Ownership transfer to RESORTS WORLD on 16/06/2008 05:40:21 PM
Submitted by RESORTS WORLD on 16/06/2008 06:13:09 PM
Reference No RW-080616-51E24
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	16/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	2,790,000
Minimum price paid for each share purchased (RM) *	2.910
Maximum price paid for each share purchased (RM) *	2.930
Total consideration paid (RM)	8,177,477.47
Number of shares purchased retained in treasury (units)	2,790,000
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	131,855,100
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

Exemption No. 82-3229

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by RESORTS WORLD - COMMON on 17/06/2008 05:35:50 PM
Ownership transfer to RESORTS WORLD on 17/06/2008 05:35:54 PM
Submitted by RESORTS WORLD on 17/06/2008 06:25:24 PM
Reference No RW-080617-4B824
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	17/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	1,999,800
Minimum price paid for each share purchased (RM) *	2.890
Maximum price paid for each share purchased (RM) *	2.920
Total consideration paid (RM)	5,822,431.02
Number of shares purchased retained in treasury (units)	1,999,800
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	133,854,900
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

Exemption No. 82-3229

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by RESORTS WORLD - COMMON on 18/06/2008 05:34:03 PM
Ownership transfer to RESORTS WORLD on 18/06/2008 05:34:09 PM
Submitted by RESORTS WORLD on 18/06/2008 06:04:53 PM
Reference No RW-080618-48E8D
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	18/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	3,109,700
Minimum price paid for each share purchased (RM) *	2.850
Maximum price paid for each share purchased (RM) *	2.870
Total consideration paid (RM)	8,920,999.42
Number of shares purchased retained in treasury (units)	3,109,700
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	136,984,600
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

Exemption No 82-3229

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **19/06/2008 05:47:22 PM**
Ownership transfer to **RESORTS WORLD** on **19/06/2008 05:47:29 PM**
Submitted by **RESORTS WORLD** on **19/06/2008 06:16:27 PM**
Reference No **RW-080619-5C666**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	19/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	5,351,100
Minimum price paid for each share purchased (RM) *	2.770
Maximum price paid for each share purchased (RM) *	2.830
Total consideration paid (RM)	15,008,297.34
Number of shares purchased retained in treasury (units)	5,351,100
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	142,315,700
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

BURSA MALAYSIA

Exemption No. 82-3229

Notice of Shares Buy Back - Immediate Announcement

Initiated by RESORTS WORLD - COMMON on 20/06/2008 05:52:08 PM
Ownership transfer to RESORTS WORLD on 20/06/2008 05:52:13 PM
Submitted by RESORTS WORLD on 20/06/2008 06:09:46 PM
Reference No RW-080620-6366D
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	20/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	3,080,900
Minimum price paid for each share purchased (RM) *	2.800
Maximum price paid for each share purchased (RM) *	2.820
Total consideration paid (RM)	8,685,046.06
Number of shares purchased retained in treasury (units)	3,080,900
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	145,396,600
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

Exemption No. 82-3229

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by RESORTS WORLD - COMMON on 23/06/2008 05:49:56 PM
Ownership transfer to RESORTS WORLD on 23/06/2008 05:50:11 PM
Submitted by RESORTS WORLD on 23/06/2008 06:11:01 PM
Reference No RW-080623-602C4
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	23/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	741,900
Minimum price paid for each share purchased (RM) *	2.770
Maximum price paid for each share purchased (RM) *	2.820
Total consideration paid (RM)	2,081,397.77
Number of shares purchased retained in treasury (units)	741,900
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	146,138,500
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

26 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the revision to the ratio of the Company's Level 1 American Depositary Receipt programme for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

RECEIVED 2008 JUL -2 A 11:50

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **25/06/2008 09:51:02 AM**
Ownership transfer to **RESORTS WORLD** on **25/06/2008 02:19:46 PM**
Submitted by **RESORTS WORLD** on **25/06/2008 05:09:55 PM**
Reference No **RW--080625-A2A4D**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	RESORT WORLD BHD REVISION TO THE RATIO OF THE COMPANY'S LEVEL 1 AMERICAN DEPOSITARY RECEIPT ("ADR") PROGRAMME

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Resorts World Bhd ("RWB" or "the Company") writes to inform that Citibank N.A. New York, being the Depositary Bank for the Company's ADR Programme, has on 24 June 2008 effected on behalf of the Company, a revision in the ratio of the Company's ADR Programme from five (5) ordinary shares of RM0.50 each in the Company representing one (1) ADR to twenty-five (25) ordinary shares of RM0.10 each in the Company representing one (1) ADR through the filing of the relevant documentations with the Securities & Exchange Commission of the United States of America arising from the share split exercise undertaken by the Company.

Yours sincerely
RESORTS WORLD BHD

Loh Bee Hong
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END